COMMENTS RECEIVED ON 02/14/2020

FROM CHAD ESKILDSEN

COMMENTS RECEIVED ON 03/04/2020

FROM EDWARD BARTZ

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

Fidelity-Low Priced Stock Fund

N-14 FILED ON FEBRUARY 7, 2020

N-14 Proxy Statement and Prospectus

1.

THE PROPOSED TRANSACTION - Capitalization & N-14 SAI

From the SAI:

“The pro forma financial statements required by Rule 11-01 of Regulation S-X have not been prepared and included in this SAI because, as of December 31, 2019, the net asset value of Fidelity Event Driven Opportunities Fund does not exceed ten percent (10%) of the net asset value of Fidelity Low-Priced Stock Fund.”

C:

The Staff requests we revise to include information within 30 days in accordance with item 14.2 of form N-14.

R:

As a result of previous Staff comments for N-14 filings, we will revise the capitalization table to provide information as of a date within 30 days of the filing date. Since the net asset value of Fidelity Event Driven Opportunities Fund is far less than ten percent (10%) of the net asset value of Fidelity Low-Priced Stock Fund, as of February 29, 2020, no pro forma financial statements are required to be included in this SAI.

2.

MISCELLANEOUS

C:

The Staff requests we disclose somewhere in the registration statement which fund is the accounting survivor.

R:

The following disclosure will be added to “THE PROPOSED TRANSACTION - Capitalization” section of the registration statement:

“The Acquiring Fund will be the accounting survivor.”

3.

INTRODUCTION

“If the Agreement is approved by the fund’s shareholders and the Reorganization occurs, each shareholder of Fidelity® Event Driven Opportunities Fund will become a shareholder of Fidelity® Low-Priced Stock Fund. Fidelity® Event Driven Opportunities Fund will transfer all of its assets to Fidelity® Low-Priced Stock Fund in exchange solely for shares of beneficial interest of Fidelity® Low-Priced Stock Fund and the assumption by Fidelity® Low-Priced Stock Fund of Fidelity® Event Driven Opportunities Fund’s liabilities in complete liquidation of the fund. The total value of your fund holdings will not change as a result of the Reorganization. The Reorganization is currently scheduled to take place as of the close of business of the New York Stock Exchange (the NYSE) on June 19, 2020, or such other time and date as the parties may agree (the Closing Date).”

C:

The Staff asks that we briefly explain the consequences of the agreement not being approved.

R:

The following disclosure will be added at the end of the current paragraph:

“If shareholder approval of the Agreement cannot be achieved, the Board of Trustees has approved a plan of liquidation for Fidelity Event Driven Opportunities Fund and the fund would liquidate on or about June 19, 2020.”

4.

SYNOPSIS - What proposal am I being asked to vote on?

C:

The Staff requests we briefly explain the consequences of the agreement not being approved.

R:

The requested disclosure is included in various other sections of the registration statement. Because the disclosure associated with this question relates solely to the proposal under consideration, duplicative disclosure regarding the contingent liquidation would be unnecessary. As a result, we decline to modify the disclosure.

5.

SYNOPSIS - How do the funds’ investment objectives, strategies, policies, and limitations compare?

C:

The Staff requests we highlight the differences between the funds in a narrative discussion.

R:

We believe that presenting the strategies side by side in a tabular format is a more effective way to highlight the differences between the funds.

6.

COMPARISON OF PRINCIPAL RISK FACTORS

C:

The Staff requests we highlight the differences between the funds in a narrative discussion.

R:

We believe that presenting the risks side by side in a tabular format is a more effective way to highlight the differences between the principal risks of the funds.